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                                                                  Exhibit (a)(9)


                            ANSALDO TRASPORTI S.p.A.

                                                      Contact: Giuseppe Gallini
                                                      Telephone: 39-081-243-2236
                                                      Facsimile: 39-081-243-2699

                                ANSALDO TRASPORTI
               ANNOUNCES EXPIRATION OF INITIAL TENDER OFFER PERIOD
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March 21, 2000 (Rome, Italy)

Ansaldo Trasporti S.p.A. today announced the results of its cash tender offer to purchase the approximately 18.3% of Ansaldo Signal N.V. common shares that it did not already own. The initial offering period expired at 5:00 p.m. New York City time on March 20, 2000. Approximately 3,550,000 common shares of Ansaldo Signal were deposited under the offer as of March 20, 2000, representing approximately 95% of the total number of common shares that were eligible for deposit. Payment for the common shares purchased during the initial offering period will promptly be made through The Bank of New York, the depositary for the tender offer. After payment for the deposited shares, Ansaldo Trasporti will own approximately 20,260,000 common shares, or in excess of 99% of the total issued and outstanding common shares of Ansaldo Signal.

As previously announced, Ansaldo Trasporti will provide a subsequent offering period of 20 business days to commence at 9:00 a.m. (New York City time) today and expire at 5:00 p.m. (New York City time) on Tuesday, April 18, 2000. During this subsequent offering period common shares will be accepted and promptly paid for by Ansaldo Trasporti as they are tendered. The consideration offered to shareholders of Ansaldo Signal during this subsequent offering period will be US$4.05 per common share, the same amount as was offered during the initial offering period. During the subsequent offering period, shareholders will not be permitted to withdraw any common shares that they have tendered provided that such common shares are promptly accepted and paid for by Ansaldo Trasporti.

Ansaldo Trasporti S.p.A., an Italian corporation and a majority-owned subsidiary of Finmeccanica S.p.A., is a manufacturing company engaged in the design, manufacture and sale of freight and light rail cars and systems.